Exhibit 99.1

18 March 2020

Motif Bio plc

("Motif Bio" or the "Company")

Corporate Update

Motif Bio plc (AIM: MTFB), which has been reclassified as an AIM Rule 15 cash shell, provides an update on corporate developments.

As announced on 28 January 2020, Motif Inc. ceased all operations and engaged Tamarack Associates to facilitate the sale of iclaprim and other assets of Motif Inc.  It remains the case that in spite of a comprehensive outreach programme, no transaction is currently pending for the sale of Motif Inc.'s assets and there can be no assurance that there will be a transaction to monetise the assets.

Following reclassification, the Company is required to make an acquisition which constitutes a reverse takeover under the AIM Rules by 28 July 2020, failing which the Company's ordinary shares would be suspended from trading on AIM pursuant to AIM Rule 40. The Company’s admission to trading on AIM would then be cancelled six months from the date of suspension, should the reason for the suspension not have been rectified.

The Company’s Directors remain focused on sourcing an appropriate reverse takeover candidate for Motif Bio and this search continues. At present, no assurances can be provided that the effort will be successful to source and/or complete a reverse takeover transaction. The Company’s Directors will provide shareholders with further updates as appropriate.

The Company currently has sufficient working capital into May 2020. As such, the Directors continue to impose disciplined cost controls and the Company is maintaining very limited operations.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance)
Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus	motifbio@walbrookpr.com

Forward-Looking Statements

When used in this Press Release, the words or phrases "intends," "anticipates," "expected to be" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, and other risks described in the Company's filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revision which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.